Mercedes-Benz Auto Lease Trust 2013-A
Investor Report
Collection Period Ended   31-Mar-2015

Amounts in USD

Dates

Collection Period No.	24			
Collection Period (from... to)	1-Mar-2015	31-Mar-2015		
Determination Date	13-Apr-2015			
Record Date	14-Apr-2015			
Payment Date	15-Apr-2015			
Interest Period of the Class A-1 Notes (from... to)	16-Mar-2015	15-Apr-2015	Actual/360 Days	30
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Mar-2015	15-Apr-2015	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	478,850,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	796,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	590,000,000.00	83,160,185.38	0.00	83,160,185.38	140.949467	0.000000
Class A-4 Notes	154,350,000.00	154,350,000.00	148,152,086.07	6,197,913.93	40.154933	0.959845
Total Note Balance	**2,019,200,000.00**	**237,510,185.38**	**148,152,086.07**	**89,358,099.31**		
Overcollateralization	380,319,126.59	449,909,836.24	449,909,836.24			
Total Securitization Value	**2,399,519,126.59**	**687,420,021.62**	**598,061,922.31**			
present value of lease payments	880,763,921.95	103,403,182.99	88,955,224.95			
present value of Base Residual Value	1,518,755,204.64	584,016,838.63	509,106,697.36			

	Amount	Percentage
Initial Overcollateralization Amount	380,319,126.59	15.85%
Target Overcollateralization Amount	449,909,836.24	18.75%
Current Overcollateralization Amount	449,909,836.24	18.75%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.270000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.490000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	0.590000%	40,887.09	0.069300	83,201,072.47	141.018767
Class A-4 Notes	0.720000%	92,610.00	0.600000	6,290,523.93	40.754933
Total		**133,497.09**		**$89,491,596.40**	

Amounts in USD

Available Funds

Lease Payments Received	15,843,569.55
Net Sales Proceeds-early terminations (including Defaulted Leases)	33,643,101.62
Net Sales Proceeds-scheduled terminations	43,991,758.72
Excess wear and tear included in Net Sales Proceeds	40,133.02
Excess mileage included in Net Sales Proceeds	641,502.74
Subtotal	93,478,429.89
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	765.75
Total Available Collections	93,479,195.64
Reserve Account Draw Amount	0.00
Total Available Funds	**93,479,195.64**

Distributions

(1) Total Servicing Fee	572,850.02
Nonrecoverable Advances to the Servicer	0.00
(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
(3) Interest Distributable Amount Class A Notes	133,497.09
(4) Priority Principal Distribution Amount	0.00
(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(6) Regular Principal Distribution Amount	89,358,099.31
(7) Additional Servicing Fee and Transition Costs	0.00
(8) Total Trustee Fees [not previously paid under (2)]	0.00
(9) Excess Collections to Certificateholders	3,414,749.22
Total Distribution	**93,479,195.64**

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	572,850.02	572,850.02	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	133,497.09	133,497.09	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	40,887.09	40,887.09	0.00
thereof on Class A-4 Notes	92,610.00	92,610.00	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	133,497.09	133,497.09	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	89,358,099.31	89,358,099.31	0.00
Principal Distribution Amount	89,358,099.31	89,358,099.31	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	11,997,595.63
Reserve Fund Amount - Beginning Balance	11,997,595.63
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	101.91
minus Net Investment Earnings	101.91
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	11,997,595.63
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	101.91
Net Investment Earnings on the Exchange Note	
Collection Account	663.84
Investment Earnings for the Collection Period	765.75

Notice to Investors

Mercedes-Benz Financial Services USA LLC, as Servicer, has elected to excercise its option under Section 5.01 of the 2013-A Servicing Supplement to purchase the 2013-A Exchange Note on April 15, 2015 (the "Redemption Date") and has deposited $148,152,086.07 into the 2013-A Exchange Note Collection Account to redeem the balance of the Class A-4 Notes. Therefore, pursuant to Section 10.01 of the Indenture, the Notes will be redeemed on the Redemption Date.

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	2,399,519,126.59	57,098
Securitization Value beginning of Collection Period	687,420,021.62	21,423
Principal portion of lease payments	11,590,613.50	
Terminations- Early	30,436,555.52	
Terminations- Scheduled	39,741,366.93	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	7,589,563.36	
Securitization Value end of Collection Period	598,061,922.31	18,782

Pool Factor   24.92%

	As of Cutoff Date	Current
Weighted Average Securitization Rate	6.34%	6.34%
Weighted Average Remaining Term (months)	25.13	8.67
Weighted Average Seasoning (months)	9.42	31.96
Aggregate Base Residual Value	1,721,197,534.44	530,712,641.52
Cumulative Turn-in Ratio		90.22%
Proportion of base prepayment assumption realized life to date		49.82%
Actual lifetime prepayment speed		0.46%

Amounts in USD

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	595,118,823.10	18,698	99.51%
31-60 Days Delinquent	1,728,849.87	50	0.29%
61-90 Days Delinquent	927,370.66	26	0.16%
91-120 Days Delinquent	286,878.68	8	0.05%
Total	598,061,922.31	18,782	100.00%

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease
**Based on the actual Securitization Value of the respective leases

Credit Loss	Current
Securitization Value of Defaulted Leases BOP	636,490.94
Less Liquidation Proceeds	506,630.73
Less Recoveries	607,578.47
Current Net Credit Loss / (Gain)	(477,718.26)
Cumulative Net Credit Loss / (Gain)	1,207,897.92
Cumulative Net Credit Loss / (Gain) as % of Cutoff Date	
Securitization Value	0.050%

Residual Loss	Current
Securitization Value of Liquidated Leases BOP	77,130,994.87
Less sales proceeds and other payments received during	
Collection Period	77,419,355.59
Current Residual Loss / (Gain)	(288,360.72)
Cumulative Residual Loss / (Gain)	(8,614,267.92)
Cumulative Residual Loss / (Gain) as % of Cut-off Date	
Securitization Value	(0.359%)